PROVIDENT BANKSHARES CORPORATION


nurses
NOW

The Right Size Bank




Provident
BANK
We Appreciate Yo

2004 SUMMARY ANNUAL REPORT

Provident Bankshares Corporation is the holding company for Provident Bank, the second largest independent commercial bank headquartered in Maryland. With $6.6 billion in assets, Provident is a regional bank serving individuals and businesses through a network of 149 banking offices in Maryland, Virginia and southern York County, Pennsylvania. Provident Bank focuses its business in the key urban areas of Baltimore, Washington and Richmond and also offers related financial services through wholly owned subsidiaries. Securities brokerage, investment management and related insurance services are available through Provident Investment Company and leases through Court Square Leasing and Provident Lease Corp. Visit Provident on the web at www.provbank.com.

Selected Financial Data

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA	FOR THE YEAR ENDED DECEMBER 31, 2004	2003	2002	2001	2000
Interest Income (Tax-Equivalent)[1]	$ 273,809	$ 240,793	$ 277,837	$ 349,035	$ 413,681
Interest Expense	87,676	91,239	135,522	208,933	258,677
Net Interest Income (Tax-Equivalent)[1]	186,133	149,554	142,315	140,102	155,004
Provision for Loan Losses	7,534	11,122	10,956	18,746	30,478
Net Interest Income after Provision for Loan Losses	178,599	138,432	131,359	121,356	124,526
Non-Interest Income, Excluding Net Gains (Losses)	100,840	92,752	86,394	74,955	64,470
Net Gains (Losses)	(5,773)	(4,379)	2,786	11,727	10,746
Non-Interest Expense, Excluding Merger Expense	180,187	157,261	149,730	144,672	140,820
Merger Expense	3,541	—	—	—	—
Income before Income Taxes (Tax-Equivalent)[1]	89,938	69,544	70,809	63,366	58,922
Income Tax Expense (Tax-Equivalent)[1]	29,613	18,089	22,504	20,741	19,217
Income before Accounting Change	60,325	51,455	48,305	42,625	39,705
Cumulative Effect of Accounting Change	—	—	—	(1,160)	—
Net Income	$ 60,325	$ 51,455	$ 48,305	$ 41,465	$ 39,705
Tax-Equivalent Adjustment[1]	$ 778	$ 674	$ 791	$ 941	$ 983
Per Share Amounts:					
Basic—Net Income before Accounting Change	$ 1.99	$ 2.10	$ 1.94	$ 1.65	$ 1.44
Basic—Net Income	1.99	2.10	1.94	1.61	1.44
Diluted—Net Income before Accounting Change	1.95	2.05	1.88	1.60	1.41
Diluted—Net Income	1.95	2.05	1.88	1.56	1.41
Cash Dividends Paid	1.01	0.93	0.85	0.75	0.64
Book Value per Share	18.65	13.22	12.96	11.40	12.01
Total Assets	$6,572,160	$5,207,848	$4,890,722	$4,899,717	$5,499,443
Total Loans	3,559,880	2,784,546	2,560,563	2,776,893	3,338,194
Total Deposits	3,782,000	3,079,549	3,187,966	3,356,047	3,954,770
Total Stockholders' Equity	617,439	324,765	315,635	286,282	310,306
Total Common Equity[2]	618,403	331,354	300,715	292,740	321,001
Total Long-Term Debt	1,205,548	1,153,301	814,546	860,106	792,942
Return on Average Assets	1.00%	1.03%	1.00%	0.81%	0.73%
Return on Average Equity	11.80	16.36	16.14	14.11	14.40
Return on Average Common Equity	11.74	16.47	16.22	14.05	12.48
Efficiency Ratio	62.79	64.90	65.47	67.27	64.16
Stockholders' Equity to Assets	9.39	6.24	6.45	5.84	5.64
Average Stockholders' Equity to Average Assets	8.49	6.26	6.15	5.73	5.07
Tier 1 Leverage Ratio	8.26	8.49	7.47	7.13	6.77
Tier 1 Capital to Risk-Weighted Assets	11.78	13.28	11.62	10.09	9.37
Total Regulatory Capital to Risk-Weighted Assets	12.85	15.32	12.70	11.09	10.31
Dividend Payout Ratio	51.85	45.44	45.10	48.35	45.41

(1) Tax-advantaged income has been adjusted to a tax-equivalent basis using the combined statutory federal income tax rate in effect for all years presented.
(2) Common equity excludes net accumulated OCI.

Provident Bank...
Just the right size for you.

In 2004, Provident Bankshares Corporation completed the acquisition of Southern Financial Bancorp, Inc. The acquisition added 30 branches to the Provident network in the Northern Virginia, Richmond, Charlottesville and Washington, D.C. areas

Net income totaled a record $60.3 million, a 17% increase over 2003	Net interest margin grew to 3.39% in 2004, up from 3.21%
Return on average assets was 1.00%	Return on average common equity was 11.74%
Provident's commercial portfolio grew by 48% in 2004 over 2003	Diluted earnings per share were $1.95 for 2004
Provident expanded its branch network to 149 banking offices and grew its ATM network to more than 241 locations	Home equity loans led consumer loan growth with an increase of 43% over 2003

Letter from the Chairman

I am pleased to report that Provident Bankshares Corporation posted record earnings for the year in 2004. It was a year of significant progress in Provident Bank's transformation to a strong and competitive regional bank. The earnings also reflect our strategic acquisition of Southern Financial Bancorp, Inc. which strengthened and expanded the Bank's presence in Virginia. We now operate in three of the strongest markets in the country today—Baltimore, Washington and Richmond. These markets present tremendous opportunities for growth in our major business lines: consumer, small business, commercial and real estate banking.

The record earnings for the year were largely driven by our core banking growth in Maryland and Virginia. Net income for the year totaled $60.3 million, a 17% increase over 2003. Earnings per share were $1.95 for 2004. We are particularly pleased with these results given the short-term dilutive effect of our Southern Financial acquisition and a one-time loss taken to restructure the investment portfolio. Both actions will establish a foundation for improved performance over the long term.



Gary N. Geisel, Chairman and Chief Executive Officer (right) and Kevin G. Byrnes, President and Chief Operating Officer

The Provident Transformation

Provident Bank posted solid results from all lines of business in 2004. Average consumer loans grew 13% over 2003. Our home equity lending business was a standout performer as average balances were up 43%. The Commercial Banking Group also played an increasing role in driving the revenues of Provident Bank with average loans and deposits growing 48% and 54% respectively.

Not only were we able to sustain our year-to-year financial fundamentals, but also continued to transform the entire organization. If you look back over the two years since I have been Chairman, you can see a number of changes that reflect our transformation. We've become more of a regional franchise as our branch network has grown from 109 to 149 locations. During the last two years, we have reduced the wholesale portion of our balance sheet, decreasing investments from 41% to 35% of total assets. We are also working to become a more commercially oriented bank, with commercial loans growing from 20% to 26% of total assets and commercial deposits growing from 14% to 20% of total deposits during the same period. Clearly, we are making changes to transform the way we do our business.

Building Momentum in Virginia

Obviously our most important accomplishment of the year was the acquisition of Southern Financial Bancorp, Inc. The acquisition added 30 branches in the Northern Virginia, Richmond, Charlottesville and Washington, D.C. areas. With the transition behind us, we are thrilled by the long-term opportunity that it provides. We are confident that Provident has the products, processes, people and delivery to capture a growing share in this important market. We have also significantly expanded our consumer banking presence in the region. In fact, Provident now has 83 of its 149 branches in Greater Washington and Virginia.

Financial Strategies Yielding Measurable Results

The focus on our recently modified key business strategies, including the strategic merger with Southern Financial and the related balance sheet restructuring, continued to drive results for the year:

- *Maximize Provident's position as the right size bank in the marketplace*—Our position as one of the largest banks headquartered in Maryland and Virginia provides a unique opportunity as the "right size" bank in our footprint. "Right size" is providing the products and services of our largest competitors while at the same time providing the service levels only available at the best community banks.


Net Income
IN MILLIONS
$41.5
$48.3
$51.5
$60.3
01
02
03
04


Total Assets
BALANCES IN BILLIONS
$4.9
$4.9
$5.2
$6.6
01
02
03
04

- *Grow and deepen consumer and small business relationships in Maryland and Virginia*—Our consumer banking franchise remains an important part of what we do and contributed to our positive results for the year. Led by home equity lending, average consumer loan balances increased $209 million. We also experienced growth in our consumer deposits, which posted an 11% increase over the prior year. Small business loans and deposits, one of our new initiatives, increased significantly from 2003, and we are optimistic about the future of small business.
- *Grow and deepen commercial and real estate relationships in Maryland and Virginia*—Average commercial and real estate loan growth remained strong as we increased our average commercial portfolio by 48%, or $480 million, from 2003. This increase represented 42% growth in real estate and 59% growth in commercial business loans. Commercial deposits increased 54% over the prior year with average demand account balances and money market balances representing the areas of growth at 43% and 89%, respectively. The increase in the commercial loan and deposit portfolios also reflects the benefits derived from our merger with Southern Financial, given its focus on commercial banking.
- *Move from a product driven organization to a customer relationship focused sales culture*—Our evolution requires deepening customer relationships through cross-selling and the continuing emphasis on retaining valued customers. We have segmented our customers to better understand and anticipate their financial needs and provide our sales force with a targeted approach to customers and prospects. The successful execution of this strategy will be centered on the "right size" bank commitment—providing the service of a small institution combined with the convenience and wide array of products and services that a strong regional bank offers.
- *Create a high-performance culture that focuses on employee development and retention*—We have always placed a high priority on our employees. Their development is viewed as a critical part of executing our strategy as the right size bank and transforming our sales culture. The focus is on our employees' development and their approach with our valued customers.

Outlook for 2005

The execution of our financial strategies will be key to growing our revenues in 2005. We have a significant opportunity to grow customer relationships across our expanded market and to cross sell even more of our products with our larger customer base. Our ability to capitalize effectively on these new business development activities will further strengthen our position as the "right size" bank in Maryland and Virginia.

Our efforts—and our success—have established a strong base for 2005 and beyond. As a result, we remain optimistic about our ability to improve our value to shareholders. We are pleased that over the past three years your investment has returned 25.22% while during the same period, the NASDAQ bank index returned 14.48%. Thank you for your investment in Provident Bankshares Corporation.

Sincerely,



Gary N. Geisel
Chairman and Chief Executive Officer



Kevin G. Byrnes
President and Chief Operating Officer

The Provident Presence:

Expanding into High-Growth Markets

Baltimore

Provident opened its first branch in Baltimore in 1886 with noble intentions—to offer people from all walks of life a place to keep their money safe. It is this principle that guided Provident as it grew in Baltimore and the suburbs. One hundred and eighteen years later, the Bank still retains its corporate headquarters in Baltimore along with 66 branches in the Greater Baltimore area. With more than 2.4 million people, the Baltimore region is the nation's 17th-largest market and also ranks among the top 20 in the country in the number of households, income and retail sales. In this thriving market, Provident remains a strong presence with deep roots and a wealth of experience.

Greater Washington

Provident's success in Baltimore helped launch the Bank's continued expansion into the affluent, high-growth markets of Greater Washington. These markets include Montgomery and Prince George's Counties in Maryland, the District of Columbia and Northern Virginia. Since the 1997 acquisition of Citizens Savings Bank in Montgomery County, Provident's presence has steadily grown with 46 branches now located in Greater Washington. This area is one of the fastest growing in the country. In 2004, Northern Virginia posted the largest job growth and the lowest unemployment rate in a thriving business climate. High-tech industries are growing while construction and manufacturing sectors are also on the rise.

Central Virginia

Provident continued its expansion south into the attractive markets of Fredericksburg, Winchester and Richmond with the acquisition of Southern Financial Bank in 2004. The merger added 30 branches in the Washington, D.C., Northern Virginia, Richmond and Charlottesville areas. Provident now has 37 branches in Central Virginia, a vibrant and growing area of the country that is the 7th-fastest-growing state in the nation.

With 149 banking offices throughout most of Maryland plus a growing presence in Virginia, Provident serves one of the most attractive regions in the country. As a result, the Bank is positioned for continued growth in its consumer, commercial and small business banking relationships.

Provident Bank Branches
TRADITIONAL & IN-STORE



In-Store & ATM Plus
Traditional
66
68
83
98
100
109
118
149
15
18
33
42
42
51
59
60
51
50
50
56
58
58
59
89
97
98
99
00
01
02
03
04

Virginia & Washington Metro Expansion
BRANCH NETWORK



Baltimore
Virginia & Washington Metro
66
68
83
98
100
109
118
149
51
53
59
66
65
66
67
66
15
15
24
32
35
43
51
83
97
98
99
00
01
02
03
04


MARYLAND
Winchester
Baltimore
Annapolis
Washington D.C.
Charlottesville
Richmond
Existing branches
Future 2005 branches



Standing on picturesque Federal Hill, across the Harbor from downtown Baltimore, are two members of "Nurses Now" staff.


nurses

Ben David, CEO of "Nurses Now" a nurse staffing agency in Baltimore, recently switched his small business accounts to Provident. He says, "The large banks weren't giving me the personal attention I deserved. Provident was there for me and helped my business grow." David has an SBA loan through Provident along with a direct deposit and commercial banking package. He is pictured with his Small Business Relationship Manager, Hilary Vineyard.

"Provident Is There for Me"

Working to Exceed the Expectations of Small Business Owners

Provident's commitment to strengthen its Small Business Banking presence with a team dedicated to customer satisfaction led to solid performance in 2004 for this emerging unit. Small Business Banking is a key initiative at Provident and fits the Bank's "right size" approach in offering the products and services of a larger bank with the caring touch of a smaller bank.

The Small Business Banking model at Provident is designed to create a distinctive customer experience that sets us apart from the competition. We help small business owners bank according to their busy schedule with a variety of delivery channels. For example, customers can work with experienced relationship managers who live in their communities, access a network of commercial branches with a small business focus or use ProvidentDirect, our telephone and Internet sales unit. Working as a team, this unit is able to craft financial solutions that are uniquely suited to small business owner needs. The goal is to increase the average number of services per customer and increase the potential for enhanced profitability.

As a result of this increased focus, small business loans and deposits grew significantly from 2003. Small business loans in the Maryland market grew 21% in 2004 and deposit balances increased 17%, exclusive of the financial impact from the Southern Financial Bank acquisition. Internet banking usage was up by 98% from 2003. In Virginia, we doubled the number of loan customers as a result of our acquisition of Southern Financial Bank.

In just a short amount of time, Provident has built a team of experienced small business bankers who truly understand the needs of their clients. We will continue to set ourselves apart from the competition by offering full-service small business banking with personal attention that is unmatched in the marketplace.


Small Business Loans
BALANCES IN MILLIONS
$15.7
$32.2
$35.4
$120.9
01
02
03
04


Small Business Deposits
BALANCES IN MILLIONS
$153.1
$197.9
$209.9
$373.6
01
02
03
04

"Provident Takes Customer Service Seriously"

Consistently Providing Business Solutions to Help Companies Grow

Provident's commercial banking activities are balanced across key growth markets with 45% of its lending activities in Baltimore, 43% in Greater Washington and 12% in the Richmond/Central Virginia area. Our unique position as the "right size" bank led to many impressive achievements within the Commercial Banking Group. Activity was strong in the Greater Washington markets with new loan production reaching record levels in both the real estate and commercial lending units. The portfolio of clients includes some of the most well-respected builders, developers and commercial businesses in the region.

Effective sales strategies, a proactive approach to identifying customer needs and the customization of our sophisticated product offering helped drive strong performance across all markets and commercial product lines. The combination of strong growth in Provident's commercial units and the addition of Southern Financial's business customer base resulted in average commercial deposit growth of 54% and average commercial loan growth of 48% over 2003. Commercial loans now account for 44% of the Bank's total loan portfolio compared to 26% three years ago. Our proven Cash Management service and pricing strategy led to commercial deposit growth of more than 25% for the past three years.

Further business development in Central Virginia will be a major focus in 2005 along with building on our success in Greater Washington and Baltimore. Our strategy is to acquire, retain and deepen relationships through a customer-centric approach. We continue to invest in sales training so that our relationship managers can better understand and respond to the needs and objectives of our clients. As one of our customers recently commented, "Provident takes customer service seriously."

The Commercial Banking Group is playing an increasing role in driving the revenues of Provident Bank and is positioned in 2005 to enhance its reputation as the "right size" bank for business and real estate customers in the Mid-Atlantic region.

Commercial Loan Growth
AVERAGE BALANCES IN MILLIONS



$875
$924
$997
$1,477
01
02
03
04

Commercial Deposit/Repo Growth
AVERAGE BALANCES IN MILLIONS



$426
$579
$680
$982
01
02
03
04



L. Burwell Gunn, Division Head, Washington Metro and Central Virginia Commercial Banking Division (left), visits James Davis, owner of the James G. Davis Construction Corporation. Davis has provided quality construction services in Washington, D.C., Virginia and Maryland since 1966. He calls Provident the "right size" for all of his financial needs including depository, credit and numerous cash management services.



Davis Construction built this award-winning, high-rise office building in thriving Ballston Point, Northern Virginia.


N Glebe Rd


Provident
BANK
Great Home
Equity Rates!
We Appreciate You!

Provident holds a "Customer Appreciation Day" at its branch in Ashland, Virginia, north of Richmond.



Pablo Cuadrado confers with Provident Branch Manager Melissa Boitnott in Fredericksburg, Virginia. Cuadrado, a former customer of Southern Financial Bank, decided to stay with Provident after the acquisition. He says it was the "right choice" because of the personal service and prompt attention to his banking needs. He is one of the many customers the Bank is building relationships with [illegible] new markets.



pyrex

"It's the People at Provident Who Make the Difference"

Consumer Banking with a Personal Touch

Since 1886, Provident has built its consumer banking reputation by delivering the highest quality of service to our customers. Our franchise continues to be strategically centered around customers—anticipating their needs and then crafting solutions to help them meet their financial goals. Our "right size" bank approach offers customers the products and services they need along with the personalized attention of a smaller bank. As Provident expands in the region, we will grow successfully with the foundation that has been laid for strengthening relationships and adding new customers.

The cornerstone of the Bank's ability to serve its customers is Provident's banking office network, which grew to 149 locations in 2004. Forty-four percent of those branches are located in the Baltimore metropolitan area and 56% are in the metro Washington and Virginia regions. Provident was the first Maryland bank to offer in-store banking, which enables customers to bank where they shop, seven days a week. Today, the network of 60 in-store banking offices is located in select supermarkets and national retail stores. Provident also grew its ATM network to more than 241 locations in 2004, which provided customers increased opportunities to access their funds. Seven branches are scheduled to open in 2005 with four locations planned in Greater Washington.

Provident's consumer banking strategy focuses on expanding existing customer relationships and acquiring new clients through a wide range of products and services. Home equity lending remains a standout performer as the production of direct consumer loans totaled $466 million in 2004, a 22% increase from 2003 production. Average consumer loan balances from the Washington market grew 83% in 2004, reflecting the Bank's continued expansion into that market.

Plans to build our consumer banking presence in Richmond, Fredericksburg and Winchester will strengthen our visibility and further establish Provident as a strong and stable regional bank. As one of our customers put it, "What I like about Provident is how they go out of their way to keep me satisfied. It would take a lot for me to leave."

Consumer Loan Growth*
AVERAGE BALANCES IN MILLIONS



$663
$797
$906
$1,089
01
02
03
04

*Excluding Residential Mortgage and Indirect Lending

Consumer Deposit Growth
AVERAGE BALANCES IN MILLIONS



$2,289
$2,332
$2,363
$2,630
01
02
03
04

Building Partnerships from Maryland to Virginia

Making Sound Investments in Our Communities

Provident Bank has built a stellar reputation for corporate giving, community partnerships and support of organizations whose mission focuses on enriching lives through education, health and human services, economic development, and arts and cultural initiatives. The Bank's expansion has provided great opportunity to emphasize the importance of our community relations' efforts.

During 2004, Provident proudly contributed more than $700,000 to programs throughout Maryland, Washington, D.C. and Virginia. Charitable contributions from the Bank's Skip Johnson Foundation benefited individuals with a variety of needs. From the announcement of the Provident Bank Scholarship at Mount Saint Joseph High School in Baltimore to our pledge to the Greater Richmond Partnership Campaign, we remain committed to revitalizing the communities we serve.

Dedication to build existing partnerships through financial support, board involvement and volunteerism has established Provident as a community outreach leader. For the seventh year, we sponsored the outdoor concert series at Strathmore Hall in Montgomery County, Maryland. Employee contributions to the United Way exceeded our giving goal of $200,000. Established partnerships with the Independent College Fund of Maryland, Sandtown Habitat for Humanity, Catholic Charities, The Family Tree and Goodwill Industries further enhance our mission.

We retained relationships and forged ahead to develop new partners. In Baltimore, we served as the corporate education sponsor of Everyman Theatre and the Young Playwrights Festival, increasing our overall support of arts and cultural projects. In Central and Eastern Virginia, we provided funds to support the American Cancer Society. We also supported Victory Youth Centers in Greater Washington, highlighting the need for quality youth activities during after-school hours.

Provident's employees are still our greatest resource to connect with people, as illustrated by the Provident Volunteer Corps. Employees proudly show their spirit of community volunteerism from offering advice on nonprofit boards to coaching Little League teams. Assistant Vice President Cheryl Yuille, our Peter M. Martin Community Involvement Award recipient, shared her skills with mentors at Women Entrepreneurs of Baltimore. She also paved the way for promotion of Operation HOPE, a financial literacy initiative, which led to the White House awarding her the President's Call to Service Award. Additionally, the extraordinary volunteer work of Provident's L. Burwell Gunn in Northern Virginia earned him the Bank's Core Value award.

In 2005, Provident will work to enhance its reputation as a community champion by investing in partnerships that improve the quality of life in areas where we live, work and do business.


HOT TEA
LOOSE LEAF
CUP
POT
1/4 LB
HOT
COCOA
MOCHA
CARAMEL
ESPRESSO
Bolivian Organic
Whimsey's House
Privateers
Decaf Whimsey's House
Creme Brulee
CHAI
1.50
1.75
2.25
3.50

Cheryl Yuille (right) was named "Volunteer of the Year" and is the proud recipient of the Peter M. Martin Community Involvement Award for outstanding community service. Here, Cheryl is pictured with Sarah Tanenbaum, co-owner of Sarah & Desmond's Gourmet Bakery and Vegetarian Café in Howard County. Sarah is a graduate of Women Entrepreneurs of Baltimore, Inc. Cheryl is a WEB Board Member and plays an instrumental role in helping women map out a financial plan to achieve their goals of becoming business owners.

Consolidated Statements of Condition

DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS	DECEMBER 31, 2004	2003
Assets		
Cash and Due from Banks	$ 124,664	$ 127,048
Short-Term Investments	9,658	1,137
Mortgage Loans Held for Sale	6,520	5,016
Securities Available for Sale	2,186,395	2,086,510
Securities Held to Maturity	114,671	—
Loans	3,559,880	2,784,546
Less Allowance for Loan Losses	46,169	35,539
Net Loans	3,513,711	2,749,007
Premises and Equipment, Net	63,413	49,575
Accrued Interest Receivable	28,669	25,413
Goodwill	256,241	7,692
Intangible Assets	12,649	1,240
Other Assets	255,569	155,210
Total Assets	$6,572,160	$5,207,848
Liabilities		
Deposits:		
Noninterest-Bearing	$ 811,917	$ 579,058
Interest-Bearing	2,970,083	2,500,491
Total Deposits	3,782,000	3,079,549
Short-Term Borrowings	917,893	627,861
Long-Term Debt	1,205,548	1,153,301
Accrued Expenses and Other Liabilities	49,280	22,372
Total Liabilities	5,954,721	4,883,083
Stockholders' Equity		
Common Stock (Par Value $1.00) Authorized 100,000,000 Shares; Issued 40,870,602 and 32,213,590 Shares at December 31, 2004 and 2003, Respectively	40,871	32,214
Additional Paid-in Capital	552,671	298,928
Retained Earnings	182,414	153,545
Net Accumulated Other Comprehensive Loss	(964)	(6,589)
Treasury Stock at Cost—7,768,217 and 7,651,317 Shares at December 31, 2004 and 2003, Respectively	(157,553)	(153,333)
Total Stockholders' Equity	617,439	324,765
Total Liabilities and Stockholders' Equity	$6,572,160	$5,207,848

Refer to the Provident Bankshares Corporation 2004 Annual Report on Form 10-K for a complete set of consolidated financial statements.

Consolidated Statements of Income

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA	YEAR ENDED DECEMBER 31, 2004	2003	2002
Interest Income			
Loans, Including Fees	$177,961	$147,865	$174,672
Investment Securities	93,598	90,727	100,468
Tax-Advantaged Loans and Securities	1,321	1,502	1,816
Short-Term Investments	151	25	90
Total Interest Income	273,031	240,119	277,046
Interest Expense			
Deposits	36,953	47,550	83,013
Short-Term Borrowings	9,037	4,957	6,338
Long-Term Debt	41,686	38,732	46,171
Total Interest Expense	87,676	91,239	135,522
Net Interest Income	185,355	148,880	141,524
Less Provision for Loan Losses	7,534	11,122	10,956
Net Interest Income, after Provision for Loan Losses	177,821	137,758	130,568
Non-Interest Income			
Service Charges on Deposit Accounts	81,885	75,984	70,710
Commissions and Fees	4,584	4,507	4,823
Net Gains (Losses)	(5,773)	(4,379)	2,786
Other Non-Interest Income	14,371	12,261	10,861
Total Non-Interest Income	95,067	88,373	89,180
Non-Interest Expense			
Salaries and Employee Benefits	90,024	79,354	74,215
Occupancy Expense, Net	18,871	15,730	14,225
Furniture and Equipment Expense	13,295	11,840	10,970
External Processing Fees	22,763	21,201	20,202
Merger Expenses	3,541	—	—
Other Non-Interest Expense	35,234	29,136	30,118
Total Non-Interest Expense	183,728	157,261	149,730
Income before Income Taxes	89,160	68,870	70,018
Income Tax Expense	28,835	17,415	21,713
Net Income	$ 60,325	$ 51,455	$ 48,305
Net Income Per Share Amounts			
Basic	$ 1.99	$ 2.10	$ 1.94
Diluted	$ 1.95	$ 2.05	$ 1.88

Refer to the Provident Bankshares Corporation 2004 Annual Report on Form 10-K for a complete set of consolidated financial statements.



Corporate Information

Corporate Headquarters
[illegible] East Lexington Street
Baltimore, Maryland 21202
Telephone: 410-277-7000
www.provbank.com

Registrar and Transfer Services
EquiServe
P.O. Box 43010
Providence, Rhode Island 02940-3010
Investor Relations: 1-866-820-0125
www.equiserve.com

Independent Accountants
KPMG LLP
[illegible] S. Calvert Street
Baltimore, Maryland 21202

Annual Meeting
The annual stockholders meeting will be held on Wednesday, May 18, 2005, at 10 a.m. at the Corporate Headquarters of Provident Bankshares Corporation, [illegible] East Lexington Street, Baltimore, Maryland.

Statements contained in this summary annual report which are not historical facts are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Corporation with the Securities and Exchange Commission from time to time.

Additional Information
Analysts, investors and others seeking financial data regarding the Corporation or the Form 10-K reports that are filed with the Securities and Exchange Commission may obtain information or copies without charge upon written request to:

Patricia A. Ferrick
Senior Vice President and Investor Relations Manager
Provident Bankshares Corporation
[illegible] East Lexington Street
Baltimore, Maryland 21202
410-277-2080 / 1-800-626-1580

Dividend Reinvestment and Direct Stock Purchase Plan
Holders of Provident Bankshares Corporation (PBKS) common stock may reinvest their dividends and/or make optional cash investments to purchase additional common stock of the Corporation through the Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). New investors are also eligible to participate in the Plan. To obtain a Plan prospectus, Plan materials or to enroll, contact EquiServe online at equiserve.com or by phone at 1-866-820-0125.

Stock Market Listing
The common stock of Provident Bankshares Corporation is traded in the over-the-counter (OTC) market and is quoted on the NASDAQ Stock Market under the symbol PBKS.

Board of Directors PROVIDENT BANKSHARES CORPORATION

FRONT (LEFT TO RIGHT)

Barbara B. Lucas, Senior Vice President and Corporate Secretary, The Black & Decker Corporation

Ward B. Coe III, Esquire, Partner, Whiteford, Taylor & Preston, LLP

Mark K. Joseph, Chairman of the Board, Municipal Mortgage and Equity, LLC

Kevin G. Byrnes, President and Chief Operating Officer, Provident Bankshares Corporation/Provident Bank

Gary N. Geisel, Chairman of the Board and Chief Executive Officer, Provident Bankshares Corporation/Provident Bank

Melvin A. Bilal, Attorney at Law

Peter M. Martin, Retired Chairman and CEO, Provident Bankshares Corporation/Provident Bank

BACK (LEFT TO RIGHT)

Pierce B. Dunn, Chairman of the Board, MIRCON, Inc.

Charles W. Cole Jr., Chairman of the Board, Legg Mason Trust Company, F.S.B.

Bryan J. Logan, Chairman and Chief Executive Officer, EarthData Group

Frederick W. Meier Jr., President, Lord Baltimore Capital Corp.

Enos K. Fry, Group Manager, Washington Metro Area, Provident Bank

Thomas S. Bozzuto, Chief Executive Officer, The Bozzuto Group

Francis G. Riggs, Executive Vice President and Director, Riggs, Counselman, Michaels and Downes, Inc.

William J. Crowley Jr., Retired, Arthur Andersen, LLP

Sheila K. Riggs, Chairperson, Maryland Health and Higher Education Facilities Authority

Donald E. Wilson, M.D., MACP, Vice President, Medical Affairs, University of Maryland, Dean, School of Medicine (not pictured)

Officers PROVIDENT BANKSHARES CORPORATION

Gary N. Geisel
Chairman and Chief Executive Officer

Kevin G. Byrnes
President and Chief Operating Officer

Dennis A. Starliper
Executive Vice President
and Chief Financial Officer

Robert L. Davis
General Counsel and Secretary

Karen L. Malecki
Treasurer

Senior Management PROVIDENT BANK

Gary N. Geisel
Chairman and Chief Executive Officer

Kevin G. Byrnes
President and Chief Operating Officer

Richard J. Oppitz Jr.
Executive Vice President

Dennis A. Starliper
Executive Vice President
and Chief Financial Officer

Enos K. Fry
Group Manager
Washington Metro Area

R. Wayne Hall
Group Manager
Risk Management

Russell G. Johnson
Group Manager
Operations

Lillian S. Kilroy
Chief Marketing Officer

John J. King
Group Manager
Consumer Banking

Robert H. Newton Jr.
Group Manager
Commercial Banking

H. Les Patrick
Group Manager
Credit Administration

Jeanne M. Uphouse
Group Manager
Organizational Support Services

Our Mission

Provident Bank's mission is to exceed customer expectations by delivering superior service, products and banking convenience. Every employee's commitment to serve our customers in this fashion will establish Provident Bank as the primary bank of choice for individuals, families, small businesses and mid-sized companies throughout our chosen markets.

Our Commitment

Our pursuit of this mission will be driven by our core values and strong commitment to being a:

Customer-focused organization—We recognize that our customers choose to bank with us, and that every day, every one of us has the opportunity to affect that choice.

Preferred employer—We are responsible for creating a challenging, engaging and caring environment where expectations are high, talents are developed and achievements are rewarded.

Community partner—We actively participate in the markets we serve through employee volunteerism and financial support to organizations dedicated to improving the quality of life in the areas where we live, work and do business.

Sound investment—We earn our right to remain independent by providing shareholders with returns worthy of a long-term investment.

Core Values

Integrity, Excellence, Caring, Partnership, Results Driven

Provident Bankshares Corporation
114 East Lexington Street
Baltimore, Maryland 21202
www.provbank.com

